51 Madison Avenue

New York, New York 10010

August 29, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your additional comments made telephonically on August 26, 2022, regarding the Registrant’s filing on June 30, 2022, of Post-Effective Amendment No. 216 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 218 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ CBRE NextGen Real Estate ETF (formerly, IQ U.S. Real Estate Small Cap ETF) (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: With respect to the Registrant’s response to Comment 3 in its correspondence filed on August 24, 2022 (the “Prior Correspondence”), please disclose in the footnote to the Fee Table that the Expense Waiver/Reimbursement Agreement will remain in effect in perpetuity unless terminated by the Board of Trustees.

Response:             The Registrant represents that the referenced disclosure will be revised in the future to further clarify that the Expense Waiver/Reimbursement Agreement will remain in effect indefinitely unless terminated by the Board of Trustees.

Comment 2: With respect to the Registrant’s response to Comment 5 in the Prior Correspondence, please describe the role of the Index Construction Consultant in Item 9 of the Registration Statement.

Response:             The following disclosure has been added as the second sentence of the section entitled “Other Service Providers – Index Construction Consultant:

1

The index construction consultant developed certain intellectual property that IndexIQ has incorporated into the methodology of the Underlying Index.

Comment 3: Please provide the Staff with the disclosure added to the Underlying Index white paper, as referenced in the Registrant’s response to Comment 8 from the Prior Correspondence.

Response:               The requested disclosure is set forth below:

Companies eligible for inclusion in the Index are classified in sectors (“Sectors”) based on third-party index classifications that comprise the following NextGen Trends…

Comment 4: Please add disclosure to the Registration Statement describing how the Fund determines whether an issuer of a security has sufficient “economic ties” to the real estate sector for purposes of inclusion in the Fund’s 80% investment policy required by Rule 35d-1 of the 1940 Act.

Response:               The disclosure relating to the Fund’s 80% investment policy has been revised as set forth below:

The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of real estate issuers, as determined by an unaffiliated, third-party classification standard.

Comment 5: With respect to the Registrant’s response to Comment 16 in the Prior Correspondence, please provide additional clarify regarding “Underinvestment Risk.”

Response:               “Underinvestment Risk” has been deleted.

********

If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jomil Guerrero, Vice President
Adefolahan Oyefeso, Principal Financial Officer
Barry Pershkow, Esq., Chapman and Cutler LLP
Richard Coyle, Esq., Chapman and Cutler LLP

2